December 20, 2016
To whom it may concern:

Company Name:	Minebea Co., Ltd.
Representative:	Yoshihisa Kainuma Representative Director, President and Chief Executive Officer (Code No. 6479, TSE Div.No.1)
Contact:	Naoyuki Kimura General Manager Personnel Department
Telephone:	+81-(0)3-6758-6712

Notice of Personnel Changes

Minebea Co., Ltd. hereby announces the following personnel change.

 Personnel Change
New Assignment	Former Assignment	Post to be Retained	Name
Head of Rod End/Fastener Business Unit at Machined Component Manufacturing Headquarters	NHBB Hi-Tech Senior Production Improvement Director	Executive Officer	Atsushi Shiraishi

(Effective as of January 21, 2017)

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